Filed Pursuant to Rule 433
Registration No.: 333-134553

Final Terms and Conditions

4YR Lehman Non-Callable Zero

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	(A1/ A+/AA–)
Principal Amount at Maturity:	$16,405,000
Trade Date:	October 5, 2007
Price to Public:	80.89915% of the Principal Amount at Maturity
Redemption Price at Maturity	100.00% of the Principal Amount at Maturity
Settlement Date:	October 11, 2007
Maturity Date:	October 11, 2011
Fixed Coupon:	0.00% (The notes do not pay interest)
Daycount Basis:	30/360, unadjusted
Business Days:	New York
Business Day Convention:	Modified Following
Denominations:	$1,000 and integral multiples of $1,000
Annualized Internal Rate of
Return:	5.370%
Underwriter:	Lehman Brothers Inc.
Issue Type:	U.S. MTN
CUSIP:	52517P7A3

Fees:
		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$808.9915	$1.75	$807.2415
	Total	$13,271,505.60	$28,708.75	$13,242,796.80

	(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions equal to $1.75 per $1,000 principal amount, or 0.175%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors:

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment:

Because the issue price of the notes is less than the Redemption Price at Maturity by more than a statutorily defined “de minimis” amount, the notes will be treated as issued with original issue discount (“OID”).  For a discussion of the tax consequences of owning securities issued with OID, see “United States Federal Income Tax Consequences-Debt Securities-Original Issue Discount” in the Prospectus dated May 30, 2006.